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June 4, 2019	Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Mr. David Orlic

Re:	Nuveen Mortgage Opportunity Term Fund (File No. 811-22329)
Nuveen Mortgage Opportunity Term Fund 2 (File No. 811-22374)

To the Commission:

On behalf of Nuveen Mortgage Opportunity Term Fund and Nuveen Mortgage Opportunity Term Fund 2 (each, a “Fund” and collectively, the “Funds”), this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on June 3, 2019 with respect to the Preliminary Joint Proxy Statement on Schedule 14A filed by the Funds on May 24, 2019 (the “Proxy Statement”). Any terms not defined herein have the same meanings as given to them in the Proxy Statement. Set forth below are the staff’s comments and the Funds’ responses. The Funds are filing a Definitive Joint Proxy Statement on Schedule 14A on the date hereof to complete all missing information and to address the comments on the staff.

(1)	Comment: Please confirm whether the annual shareholder report will be included with the Proxy Statement or include a prominent statement directing shareholders how to obtain the report.

Response: The Funds respectively direct the staff to page 63 for a prominent boldface statement regarding how to request a copy of the shareholder report.

(2)

Comment:     On page ii of the Q&A and elsewhere in the Proxy Statement, please revise that description of “100% tender offer” to clarify that it is not possible to accept 100% of a Fund’s shares in the Tender Offer (i.e., due to the Tender Offer Conditions).

Response: The Funds have made the requested change.

(3)

Comment:    On page ii of the Q&A and elsewhere in the Proxy Statement, please clarify that the price paid in the tender offer is calculated using the same measure as currently provided pursuant to each Fund’s term provision, but that the monetary amount may differ if such amounts are calculated on different dates.

Response: The Funds have made the requested change.

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U.S. Securities and Exchange Commission

June 4, 2019

(4)

Comment:    On page v of the Q&A in the carry over paragraph relating to the expense waiver, please state that the fee and expense waiver terminates one year from the effective date of the Restructuring Proposals.

Response:    The Funds have made the requested change.

(5)	Comment: On page 3 of the Proxy Statement under the caption Proposal 4, please state that because all nominees are running unopposed, they are expected to be elected.

Response: The Funds have add the requested disclosure.

(6)	Comment: On page 6 of the Proxy Statement under the caption “Expenses Associated with the Restructuring Proposals,” please quantify the amount of repositioning.

Response: The Funds have revised the disclosure regarding the transition to the new mandate.

(7)	Comment: In Proposal No. 1, at the end of the second paragraph, please disclose that the discount of a Fund’s shares may be greater than current or historical levels.

Response: The Funds have added the requested disclosure.

(8)	Comment: In Proposal No. 3, please clarify that Nuveen and its affiliates will receive 100% of the advisory fees under the new agreement structure.

Response: The Funds have added the requested disclosure.

(9)

Comment:    In Proposal No. 3, with respect to footnote 4 to the Comparative Fee Table, please explain supplementally the basis for using actual expense from last year to estimate fees and expenses following the effectiveness of the Restructuring Proposals.

Response:    With respect to “Other Expenses,” the Funds believe that actual expenses incurred in the prior fiscal year, as adjusted for a smaller asset base, are the most relevant estimate of going forward expenses because the investment strategy change is not expected to materially impact such expenses.

(10)	Comment: In Proposal No. 3, with respect to the Comparative Fee Table, please state whether the waiver is shown in the Example and, if so, the relevant period.

Response: The Funds have revised the disclosure to state that waiver is shown for one year in each period.

(11)	Comment: In Proposal No .3, with respect to the Comparative Fee Table for Nuveen Mortgage Opportunity Term Fund 2, please disclose why a “60% Threshold” scenario is not shown.

U.S. Securities and Exchange Commission

June 4, 2019

Response: The Fund has disclosed that a 60% Threshold scenario is not shown because it would amount to less than the required minimum asset threshold.

(12)

Comment:    On page 27, under the section captioned “Board Considerations – Fees, Expenses and Profitability,” please disclose the significance of the consideration that the Adviser rather than the Funds would pay the subadvisory fees of TAL.

Response:    For the information of the staff, the referenced disclosure reflects the Board’s consideration of the difference in the structures of the current and new agreements. As stated in the lead-in paragraph, the Board did not afford any particular weight or significance to this factor.

(13)

Comment:    In Proposal No. 3 under the section captioned Board Consideration –Indirect Benefits, please revise the statement that Nuveen will retain more of the advisory fees under the new agreement to clarify that Nuveen or its affiliates will receive all of the advisory fees under the new agreements.

Response: The Funds have made the requested change.

(14)

Comment:    In Proposal No. 4–Election of Board Members, please revise the last sentence of paragraph 4 regarding board members who are “unable or unwilling” to serve to track the provisions of rule 14a-4.

Response: The Funds have made the requested change.

(15)

Comment:    On page 61 under the caption “General Information–Shareholders of the Funds,” please provide beneficial shareholder information as of a more recent date of explain why it is not possible to do so.

Response: The Funds have provided such information as of May 31, 2019.

(16)	Comment: On page 64 under the caption “General Information–Other Information” please clarify how proxies which are executed but do not specify how to vote will be handled.

Response: The Funds have conformed such language to the language on the proxy card.

Please direct your questions regarding this letter to Deborah Bielicke Eades at (312) 609-7661.

U.S. Securities and Exchange Commission

June 4, 2019

Very truly yours,

Deborah Bielicke Eades

Shareholder

DBE/fr